Exhibit 4.21

Guarantee and Indemnity

between

Mad Catz Interactive Asia Limited
as Guarantor

and

Congress Financial Corporation (Central)
as Collateral Agent

relating to

Certain loan provided by the Collateral Agent to Mad
Catz, Inc.

CONTENTS

1.	Definitions and Construction	1

2.	Guarantee and Indemnities	2

3.	Continuing Security	3

4.	New Accounts	3

5.	Waiver of defences	3

6.	Immediate Recourse	4

7.	Deferral of Guarantor’s rights	4

8.	Effectiveness of Security	5

9.	Avoidance of Payments	5

10.	Taxes	5

11.	Interest	6

12.	Representations and Warranties	6

13.	Payments	6

14.	Set-Off	6

15.	Appropriations	7

16.	Stamp Duty	7

17.	Benefit of Guarantee	7

18.	Assignment and Transfer	7

19.	Information	8

20.	Certificate	8

21.	Remedies and Waivers	8

22.	Partial Invalidity	8

23.	Notices	9

24.	Law and Jurisdiction	10

25.	Miscellaneous	10

i

THIS GUARANTEE AND INDEMNITY is dated 01 August 2002 and made

BETWEEN:

(1)
Mad Catz Interactive Asia Limited, (the “Guarantor”), registered in the HKSAR as company number 798220 and having its registered office at Unit 1717-19, 17th Floor, Grand Central Plaza, Tower 2, 138 Shatin Rural Committee Road, Shatin, New Territories, Hong Kong (fax number (852) 2210 2888); and

(2)
Congress Financial Corporation (Central), (the “Collateral Agent”), registered in Illinois and having its registered office at 150 South Wacker Drive, Chicago, Illinois 60606, in its capacity as collateral agent for and on behalf of the Lender (as defined in the Loan Agreement) pursuant to the Loan Agreement (fax number (312) 332 0424).

BACKGROUND:

(A)	The Collateral Agent has made and has agreed to make various loan and other facilities available to the Principal pursuant to the Loan Agreement.

(B)	The Guarantor is indirectly beneficially wholly owned by Mad Catz interactive, Inc., which also wholly owns the Principal.

(C)
The Guarantor has agreed to enter into this Guarantee and Indemnity in favour of the Collateral Agent as security for the obligations of the Principal under the Loan Agreement to the Lender (as defined in the Loan Agreement) (acting through the Collateral Agent).

NOW IT IS AGREED as follows:

1.	Definitions and Construction

1.1	In this Guarantee:

“Financing Agreements” bears the same meaning as contained in the Loan Agreement;

“HKSAR” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Loan Agreement” means a First Amended and Restated Loan Agreement between the Collateral Agent, in its capacity as collateral agent for and on behalf of the Lenders (as defined in the Loan Agreement) pursuant to the Loan Agreement, and the Principal dated 5 September 2001 and an Amending Agreement between the same parties dated 18 June 2002 and as the same may from time to time be amended, varied, modified or supplemented;

the “Principal” means Mad Catz, Inc., registered in Delaware as company number 3007186 and having its chief executive office at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108 as the borrower under the Loan Agreement.

“Secured Obligations” means the obligations and liabilities of the Principal to the Lender to pay all and any sums which are or at any time may be payable by the Principal to the Lender under the Loan Agreement or any of the other Financing Agreements and all other moneys payable under or pursuant to this Guarantee;

“Tax” includes any form of taxation, levy, duty, charge, contribution or impost of whatever nature (including any applicable fine, penalty, surcharge or interest) imposed by any local, municipal, governmental, state, federal or other fiscal, revenue, customs and/or excise authority, body or official anywhere in the world competent to impose any of them.

1.2	Unless the context otherwise requires, any reference in this Guarantee to:

Secured Obligations is deemed to include a reference to any part of them or it;

the “Collateral Agent” or the “Lender” or the “Guarantor” or the “Principal” shall be construed so as to include its successors and assigns and transferees;

a “Clause” shall be construed as a reference to a Clause of this Guarantee;

a “person” shall be construed as a reference to any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation, trust or entity;

a “subsidiary” of any person shall have the meaning ascribed to that term by section 2 of the Companies Ordinance (Cap 32) as it is in force at the date of this Guarantee;

a “successor” of any party to this Guarantee shall be construed as including any person to whom all or any part of the rights or obligations of such party under this Guarantee shall have been assigned or transferred or who shall have assumed all or any part of such rights or obligations; and

“this Guarantee” shall be construed as a reference to this Guarantee and Indemnity as the same may from time to time be amended, varied, modified or supplemented.

1.3	The headings are inserted for convenience only and shall not affect the construction of this Guarantee.

1.4	In this Guarantee, any reference to the Collateral Agent is a reference to Congress Financial Corporation (Central) as Lender and as US Collateral Agent under the Loan Agreement.

1.5	Unless expressly defined in this Guarantee, capitalised terms defined in the Loan Agreement have the same meaning in this Guarantee.

2.	Guarantee and Indemnities

2.1
In consideration of the Collateral Agent under the Loan Agreement agreeing to make and continue to make loan and other facilities available to the Principal under the Loan Agreement, the Guarantor irrevocably and unconditionally:

(A)	guarantees to the Collateral Agent punctual performance by the Principal of all the Secured Obligations; and

(B)
undertakes with the Collateral Agent that whenever the Principal does not pay any amount when due under or in connection with or arising out of the Secured Obligations the Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(C)
agrees, as a primary obligation, to indemnify the Collateral Agent immediately on demand against any cost, loss or liability suffered by the Collateral Agent as a result of any Secured Obligations being or becoming unenforceable, void, voidable, ineffective, invalid or illegal (and the amount of the cost, loss or liability shall be equal to the amount which the Collateral Agent would otherwise have been entitled to recover).

2.2
Without prejudice to Clause 2.1 but taking into account any payments made thereunder, the Guarantor agrees, as a primary obligation, to indemnify the Collateral Agent on demand from and against all losses, costs and expenses incurred or suffered by the Collateral Agent as a result of or in connection with any failure by the Principal (whether or not caused by or connected with any invalidity, illegality, voidability, unenforceability or ineffectiveness) fully and promptly to pay or discharge any of the Secured Obligations as and when the same shall respectively become (or, but for any such invalidity, illegality, voidability, unenforceability or ineffectiveness, would have become) due for payment or discharge.

2.3
The Guarantor agrees to indemnify the Collateral Agent and keep it indemnified on demand from and against all liabilities, losses, costs and expenses incurred or suffered by the Collateral Agent in connection with or as a result of any of the obligations or undertakings expressed to be assumed by the Guarantor in this Guarantee not being performed or observed fully and punctually.

2.4	The obligations of the Guarantor under each of Clauses 2.1, 2.2 and 2.3 shall be separate and independent from each other.

2.5
Unless the Collateral Agent otherwise agrees in writing, each payment by the Guarantor under Clauses 2.1, 2.2 and 2.3 will be made in the currency in which the relevant amount was payable by the Principal or in which the relevant liability, loss, cost or expense was incurred or suffered by the Collateral Agent (as the case may be).

3.	Continuing Security

The obligations of the Guarantor contained in this Guarantee shall constitute and be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or satisfaction of all or any of the Secured Obligations.

4.	New Accounts

If for any reason this Guarantee ceases to be a continuing security to the Collateral Agent, the Collateral Agent may either continue any then existing account(s) with the Principal or open one or more fresh accounts with the Principal, but in any case the obligations expressed to be assumed by the Guarantor in this Guarantee shall remain unaffected by and be computed without regard to any payment into or out of any such account after this Guarantee has ceased to be a continuing security.

5.	Waiver of defences

The obligations of the Guarantor under this Guarantee will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Guarantee (without limitation and whether or not known to it or the Collateral Agent) including:

(A)	any time, waiver or consent granted to, or composition with, or other indulgence being granted to, the Principal or any other person;

(B)	the release of the Principal or any other person under the terms of any composition or arrangement with any creditor;

(C)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Principal or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(D)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Principal or any other person;

(E)	any amendment (however fundamental), waiver, release or replacement of any document setting out the terms of the Secured Obligations or any other document or security;

(F)	any unenforceability, illegality or invalidity of any obligation of any person under any document setting out the terms of the Secured Obligations or any other document or security; or

(G)	any insolvency or similar proceedings affecting or any re-organisation or other change in the Principal or any other person.

6.	Immediate Recourse

The Guarantor waives any right it may have of first requiring the Collateral Agent to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Guarantee. This waiver applies irrespective of any law or any provision governing the Secured Obligations to the contrary.

7.	Deferral of Guarantor’s rights

7.1
The Guarantor agrees that until the Collateral Agent is satisfied that (i) the Collateral Agent is under no commitment, obligation or Secured Obligations (whether actual or contingent) to the Principal or any other person which could lead to the Principal incurring any further Secured Obligations to the Collateral Agent, (ii) the Principal has no Secured Obligations to the Collateral Agent in respect of any matter or thing whatsoever and (iii) the Guarantor has no liability (whether actual or contingent) to the Collateral Agent under or pursuant to this Guarantee, the Guarantor shall not, without the Collateral Agent’s prior written consent:

(A)
in respect of any amount paid or payable by the Guarantor (whether actually or contingently) under or in respect of this Guarantee, seek to recover or enforce repayment from or by the Principal or any other surety, whether by indemnity, subrogation, contribution or otherwise, or to exercise or take the benefit of any right, claim or remedy of any kind which may accrue howsoever to the Guarantor in respect of such amount; or

(B)	claim payment of any other moneys for the time being due, owing, payable or incurred to the Guarantor from or by the Principal or any other surety on any account whatsoever, or exercise any other right, claim or remedy of any kind which the Guarantor has in respect thereof; or

(C)
sell, negotiate, endorse, assign, charge or otherwise deal with any liability or obligation to the Guarantor of the Principal or any other surety (whether arising from any payment made by the Guarantor under or in respect of this Guarantee or on any other account whatsoever); or

(D)	take or permit to subsist any security from the Principal or any other surety for or in respect of any of the obligations expressed to be assumed by the Guarantor under this Guarantee; or

(E)
in the event of any bankruptcy, liquidation, winding-up or dissolution of the Principal or any other surety claim or prove in competition with the Collateral Agent, or accept any direct or indirect payment or distribution, in respect of any moneys owing to the Guarantor by the Principal or such other surety on any account whatsoever.

8.	Effectiveness of Security

This Guarantee shall be in addition to, independent of and is not in any way prejudiced by any other guarantee or security which the Collateral Agent may now or at any time in the future hold or take for or in respect of the Secured Obligations or any of them.

9.	Avoidance of Payments

9.1
Any settlement, release or discharge between the Guarantor and the Collateral Agent shall be deemed to be conditional upon no right, security, disposition or payment granted or made to the Collateral Agent by the Principal or the Guarantor or any other person being void, avoided or set aside, either wholly or in part, for any reason whatsoever, including by virtue of any provisions or enactments relating to bankruptcy, insolvency, administration, liquidation or winding-up for the time being in force.

9.2
In the event of the whole or any part of any such right, security, disposition or payment being so void, avoided or set aside, the Collateral Agent shall be entitled to enforce this Guarantee against the Guarantor subsequently as if such settlement, release or discharge had not occurred and such right, security, disposition or payment (or, as the case may be, the part thereof so void, avoided or set aside) had not been granted or made.

10.	Taxes

All payments to be made by the Guarantor under this Guarantee shall be made free and clear of and without any deduction or withholding for or on account of tax unless the Guarantor is required by law to make any such payment subject to any such deduction or withholding, in which case the sum payable by the Guarantor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Collateral Agent receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

11.	Interest

11.1
The Guarantor agrees to pay interest to the Collateral Agent on all sums demanded and payable under this Guarantee calculated from the due date up to the actual date of payment (after, as well as before, judgement) at the rate of interest applicable at the relevant time under the Loan Agreement.

11.2
Unless the Collateral Agent otherwise agrees in writing, each payment by the Guarantor under Clause 11.1 will be made in the same currency as that in which the sum in respect of which it accrued was due.

12.	Representations and Warranties

The Guarantor represents and warrants to the Collateral Agent that:

12.1
it has the appropriate power to enter into and perform the terms and conditions of this Guarantee and has taken all necessary action to authorise the execution, delivery and performance of this Guarantee and the obligations expressed as being assumed by it under this Guarantee constitute its valid, legal and binding obligations;

12.2
none of the provisions, covenants and obligations on its part contained in this Guarantee contravenes any of the provisions of its memorandum or articles of association or other constitutional documents and neither this Guarantee nor its performance will infringe any law or obligation binding upon it; and

12.3
no authorisation or registration of or with any governmental, judicial or other authority or other third party nor payment of any stamp, registration or other Tax is required or desirable in connection with the execution, performance, validity, enforceability or admissibility in evidence of this Guarantee, other than the registration of this Guarantee at the Companies Registry under section 80 of the Companies Ordinance (Cap. 32).

13.	Payments

13.1
Each payment to be made by the Guarantor under this Guarantee shall be made to the Collateral Agent, in the appropriate currency in accordance with the terms hereof, in such manner as the Collateral Agent may from time to time direct.

13.2
All such payments shall be calculated without reference to any set-off or counterclaim and shall be made in full and free and clear of, and without any deduction for or on account of, any set-off or counterclaim.

14.	Set-Off

The Collateral Agent may set off any matured obligation due from the Guarantor (to the extent beneficially owned by the Collateral Agent) against any matured obligation owed by the Collateral Agent to the Guarantor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Collateral Agent may convert either obligation for the purpose of the set-off by applying a rate of exchange which, in the Collateral Agent’s opinion, fairly reflects market rates of exchange prevailing at the time of such conversion.

15.	Appropriations

Until the Collateral Agent is satisfied that (i) the Collateral Agent is under no commitment, obligation or liability (whether actual or contingent) to the Principal or any other person which could lead to the Principal incurring any further Secured Obligations to the Collateral Agent and (ii) the Principal has no Secured Obligations to the Collateral Agent in respect of any matter or thing whatsoever, the Collateral Agent may:

(A)
refrain from applying or enforcing any other moneys, security or rights held or received by it in respect of the Secured Obligations or any of them, or apply and/or enforce such moneys, security or rights in such manner and order as it sees fit (whether against the Secured Obligations or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(B)	hold in an interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor’s liability.

16.	Stamp Duty

The Guarantor shall pay all stamp, documentary, registration and other taxes to which this Guarantee or any judgment given in connection with this Guarantee is or at any time may be subject.

17.	Benefit of Guarantee

This Guarantee shall be binding upon and enure to the benefit of each party to this Guarantee and its successors.

18.	Assignment and Transfer

18.1.	By this Guarantee the Guarantor gives its irrevocable consent and continuing agreement to the assignment by the Collateral Agent of any one or more of its rights under this Guarantee.

18.2	The Guarantor may not assign and/or transfer any one or more of its rights and/or obligations under this Guarantee.

18.3
If the Collateral Agent assigns and/or transfers all or any part of its rights and/or obligations under (and in accordance with the terms of) the Loan Agreement to any person, all or such equivalent part of its rights and benefits under this Guarantee shall, upon and by virtue of such assignment and/or transfer, be assigned to such person.

18.4
The Collateral Agent may give such information relating to the Guarantor or this Guarantee as it thinks fit to any person proposing to take an assignment and/or transfer from the Collateral Agent and/or to enter into contractual relations with the Collateral Agent with respect to this Guarantee.

18.5
The Guarantor’s liability under this Guarantee shall extend to all liabilities of the Principal to the Lender or the Collateral Agent on their behalves notwithstanding any change of name of the Collateral Agent and/or the Collateral Agent’s absorption by or in or amalgamation with any other entity or the acquisition of all or part of its undertaking by any other entity and to all sums in respect of advances and other banking facilities from such other entity.

19.	Information

19.1
The Guarantor will immediately provide the Collateral Agent with any information about the Guarantor and/or any of its subsidiaries, associates or affiliates (including information about its and/or any such subsidiary’s, associate’s or affiliate’s assets, liabilities and financial affairs) which the Collateral Agent reasonably requests.

19.2
Without prejudice to any right or duty of disclosure conferred or imposed by law, the Collateral Agent shall be entitled to disclose any information about the Guarantor and/or any of its subsidiaries, associates or affiliates to:

(A)	any person connected or associated with the Collateral Agent; and/or

(B)	any actual or potential assignee or transferee of the whole or any part of the benefit of this Guarantee and/or any of the Secured Obligations; and/or

(C)	any other successor or proposed successor of the Collateral Agent; and/or

(D)
any person who has otherwise entered into or may otherwise enter into any contractual relations with the Collateral Agent in relation to this Guarantee and/or any of the Secured Obligations (including any sub-participation arrangement); and/or

(E)	any person for the purpose of or in connection with any exercise by the Collateral Agent of any of its rights under this Guarantee and/or in relation to any of the Secured Obligations; and/or

(F)	whom, and to the extent that, information is required to be disposed by any applicable law or regulation.

20.	Certificate

Any demand, notification or certificate given by the Collateral Agent specifying all or any amounts at any time due from the Guarantor under any provision of this Guarantee shall, in the absence of manifest error, be conclusive and binding on the Guarantor.

21.	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent, any right or remedy under this Guarantee shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Guarantee are cumulative and not exclusive of any rights or remedies provided by law.

22.	Partial Invalidity

If, at any time, any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

23.	Notices

23.1	Any notice, communication or demand to be given under this Guarantee or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing.

23.2
Any such notice, communication or demand shall be delivered or sent to the intended recipient at its address or facsimile number, and marked for the attention of its department or officer, as provided in Clause 23.3. All notice from the Collateral Agent to the Guarantor shall be copied to Mad Catz, Inc Any notice will only be effective:

(A)	if by way of fax, when received in legible form; or

(B)
if by way of letter, when it has been left at the relevant address or three business days (if local post) or ten business days (if overseas post) after being deposited in the post postage prepaid in an envelope addressed to the intended recipient at that address;

and	if addressed to such department or officer.

23.3	The addresses and other details referred to in Clause 23.2 are, subject to Clause 23.4:

Name: Mad Catz Interactive Asia Limited, c/o B & McK Nominees Limited
Address: 1401 Hutchison House, 10 Harcourt Road, Hong Kong
Facsimile number: 852- 2845 0476
For the attention of: Mr Graeme Halford, Mr Andrew Aglionby and Ms Grace Kwok

Name: Mad Catz, Inc.
Address: 7480 Mission Valley Road, Suite 101, San Diego, California 92108
Facsimile number: (619) 683 2813
For the attention of: Whitney Peterson

Name: Congress Financial Corporation (Central)
Address: 150 South Wacker Drive, Chicago, Illinois 60606
Facsimile number: (312) 332-0424
For the attention of: Harry Rosenfeld, Senior Vice-President

23.4
Either the Guarantor or the Collateral Agent may notify the other of any change to its address or any of its other details specified in Clause 23.3, provided that such notification shall only be effective on the date specified in such notice or five working days after the notice is given, whichever is later.

24.	Law and Jurisdiction

24.1	This Guarantee is governed by and will be construed in accordance with the law of the HKSAR;

24.2
Subject to Clause 24.2, the parties irrevocably agree that the courts of the HKSAR shall have exclusive jurisdiction in relation to any legal action or proceedings arising out of or in connection with this Guarantee (“Proceedings”) and waive any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum.

24.3
The parties agree that Clause 24.2 operates for the benefit of the Collateral Agent and accordingly the Collateral Agent shall be entitled to take Proceedings in any other court or courts having jurisdiction.

24.4
To the extent that the Guarantor may be entitled in any jurisdiction to claim for itself or its assets immunity from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction such immunity (whether or not claimed) may be attributed to it or its assets, it irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

25.	Miscellaneous

25.1
The Guarantor will indemnify the Collateral Agent on demand against any loss or expense (including, without limitation, legal fees) sustained or incurred as a result either of a failure by the Guarantor to perform any of its obligations under this Guarantee or of any representation or warranty made in this Guarantee having been incorrect when made.

25.2
Interest payable by the Guarantor to the Collateral Agent under this Guarantee will accrue both before and after judgment on a daily basis and on the basis of a 360 or 365 day year (as the Collateral Agent shall determine) and shall be compounded (both before and after judgment) at such intervals as the Collateral Agent shall determine. Interest will be payable on demand made by the Collateral Agent from time to time.

25.3	No variation of the terms of this Guarantee shall be valid unless in writing signed by the Guarantor and confirmed in writing by the Collateral Agent.

25.4	This Guarantee may be executed in any number of counterparts and this will have the same effect as if the signatures on the counterparts were on a single copy of this Guarantee.

25.5
This Guarantee is intended by the Guarantor to take effect, and has been executed and delivered by the Guarantor, as a deed notwithstanding that the Collateral Agent may have executed it under hand only.

This Guarantee was duly signed and sealed as a deed and delivered on the date which first appears on page 1.

The common seal of                                   )
Mad Catz Interactive Asia Limited        )                                                                              C.S.
was affixed in the presence of:—              )

Director’s signature /s/ ANDREW SCHMIDT

Full name         Andrew Schmidt

Secretary’s signature

Full name

Signed for and on behalf of                            )
Congress Financial Corporation                 )
(Central) (as collateral agent for                   )
and on behalf of the Lender)                          )
by: /s/ HARRY ROSENFELD                       )